Q4 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

Pan American Silver reports audited financial results for 2023 and
Announces Intention to Make a Normal Course Issuer Bid
Vancouver, B.C. - February 21, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports fourth quarter ("Q4 2023") financial results and audited financial results for the year ended December 31, 2023 ("FY 2023").
"Pan American enters 2024 in a solid financial position with cash and short-term investments totaling $440.9 million and the full $750.0 million available under our undrawn credit facility," said Michael Steinmann, President and Chief Executive Officer. "We expect cash flow generation in 2024 to benefit from a full year contribution of the assets we acquired through the Yamana Gold transaction, improved operations at La Colorada with higher throughput and lower costs in the second half of the year following completion of the new ventilation system, and reduced care and maintenance costs. Strategic initiatives in 2024 include advancing our La Colorada Skarn project, with engagement on long-term development partnerships currently underway, completing a study to optimize the Jacobina operations, and further portfolio rationalization."
"Today we also announced our intention to make a normal course issuer bid to repurchase our common shares when we believe that the market price of our shares, from time to time, may not fully reflect the underlying value of our mining operations, properties and future growth prospects," added Mr. Steinmann.
Q4 2023 and FY 2023 HIGHLIGHTS:
•Silver production was 4.8 million ounces in Q4 2023 and 20.4 million ounces in FY 2023. Gold production achieved record levels of 267.8 thousand ounces in Q4 2023 and 882.9 thousand ounces in FY 2023. Silver production was slightly below the guidance range provided in Pan American's news release dated April 27, 2023 (the "2023 Guidance") and gold production was within the 2023 Guidance range.
•Record revenue of $669.6 million and $2.3 billion was recorded for Q4 2023 and FY 2023, respectively.
•A net loss of $67.8 million, or $0.19 basic loss per share, was recorded for Q4 2023 and a net loss of $104.9 million, or $0.32 basic loss per share, for FY 2023. Pan American finalized the purchase price allocation ("PPA") asset values for the Yamana Gold Inc. ("Yamana") acquisition in Q4 2023. International Financial Reporting Standards ("IFRS") for business acquisitions require that all accounting impacts to earnings from the finalization of PPA asset values be retrospectively recast to prior quarters since the date of the acquisition. As a result, an additional $16.5 million ($0.05 per share) in earnings for the year related to revised depreciation charges for the final PPA asset values must be retroactively applied to Q2 2023 and Q3 2023 rather than applied to Q4 2023 earnings. There is no impact on FY 2023 earnings. In addition, Q4 2023 earnings were impacted by a $36.2 million impairment charge for the crushing and agglomeration plant at Shahuindo, which has never been operated and was built before Pan American acquired the mine in February 2019, and a $13.8 million closure and decommissioning expense, largely due to revised estimates at Alamo Dorado to further bolster waste dump covers and site drainage systems.
•Adjusted loss of $16.3 million, or $0.04 basic adjusted loss per share, in Q4 2023. FY 2023 adjusted earnings were $39.3 million, or $0.12 basic adjusted earnings per share. The impact of the impairment charge and closure and decommissioning expense was adjusted from Q4 2023 earnings.
•Cash flow generated from operating activities was $167.4 million in Q4 2023 and $450.2 million for FY 2023.
•Silver Segment Cash Costs were $19.31 and $13.07 per ounce in Q4 2023 and FY 2023, respectively. Silver Segment all-in sustaining costs ("AISC") were $26.55 and $18.17 per ounce in Q4 2023 and FY 2023, respectively. FY 2023 Silver Segment Cash Costs and AISC were above the 2023 Guidance ranges. The higher costs were largely affected by the ventilation-driven production shortfalls at La Colorada and an increase in underground mine developments at Huaron, partially offset by lower than expected costs at

PAN AMERICAN SILVER CORP.	1

Q4 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

Cerro Moro from higher throughput and higher gold prices, process plant optimizations and organizational enhancements.
•Gold Segment Cash Costs were $1,096 and $1,113 per ounce in Q4 2023 and FY 2023, respectively. Gold Segment AISC were $1,411 and $1,371 per ounce in Q4 2023 and FY 2023, respectively. FY 2023 Gold Segment Cash Costs were slightly above the 2023 Guidance range while AISC were within the 2023 Guidance range. The higher than forecast Gold Segment Cash Costs were due to lower than anticipated gold production at El Peñon.
•Capital expenditures totaled $429.7 million in 2023, comprised of $288.5 million of sustaining capital, $94.5 million of project capital, which was largely directed to the La Colorada Skarn project and Jacobina, and $46.8 million in non-recurring non-sustaining expenditures largely related to MARA. The new ventilation shaft at La Colorada was fully excavated to a depth of 581 meters on schedule in December 2023. Sustaining and project capital expenditures were both below the 2023 Guidance range.
•As at December 31, 2023, the Company had working capital of $765.8 million, inclusive of cash and short-term investments of $440.9 million, and $750.0 million available under its revolving Sustainability-Linked Credit Facility. Total debt of $801.6 million was related to construction and other loans, leases and two senior notes Pan American assumed through the acquisition of Yamana.
•A cash dividend of $0.10 per common share has been declared, payable on or about March 15, 2024, to holders of record of Pan American’s common shares as of the close on March 4, 2024. The dividends are eligible dividends for Canadian income tax purposes.
Pan American Silver Announces Intention to Make a Normal Course Issuer Bid
Pan American today announced that its Board of Directors has authorized a normal course issuer bid (the "Bid") to purchase up to 5% of the Company’s issued and outstanding common shares. The Bid is subject to the approval of the Toronto Stock Exchange (the "TSX").
It is expected that the Bid will begin on or around March 6, 2024, and will continue until on or around March 5, 2025, or an earlier date should the Company complete its purchases. All common shares acquired by the Company under the Bid will be cancelled and purchases will be funded out of Pan American’s working capital. Although the Company has a present intention to acquire its common shares pursuant to the Bid, it is not obligated to make any purchases, and the actual number of common shares to be purchased, and the timing of any purchases, will be at the Company’s discretion.
Purchases pursuant to the Bid would be made on the open market through the facilities of the TSX and the New York Stock Exchange (“NYSE”) and alternative trading systems. Pan American will pay the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NYSE and applicable securities laws.
Pan American believes that the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. Under such circumstances, the repurchase of common shares represents an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk-adjusted return on capital through the Bid.
ILO 169 Consultation for the Escobal Mine
A new government took office in Guatemala in January 2024 and we had our first meeting with the new Minister of Energy and Mines ("MEM") on February 7, 2024. A meeting for the ILO 169 consultation was held on February 21, 2024, with the newly appointed Vice Minister of Energy and Mines and Xinka representatives, during which a presentation on the observations of the Xinka’s appointed consultants was communicated. We look forward to receipt of the report and working with the MEM to ensure accurate information is communicated to the Xinka participating in the consultation process. As usual, we are not providing a timeframe for completion of the consultation or a potential restart of the mine.

PAN AMERICAN SILVER CORP.	2

Q4 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

Pan American appoints Senior Vice President, Operations and Projects
Pan American is pleased to announce that Scott Campbell has been appointed Senior Vice President, Operations and Projects, effective April 2, 2024. Scott will oversee the Company's operations and lead the Corporate Projects Group, reporting to Pan American's Chief Operating Officer, Steve Busby. Scott was most recently General Manager for Dundee Precious Metals in Ecuador. Previous to that role, he was Pan American’s Vice President of South American Projects from 2018 to 2022, and held senior positions with Barrick Gold Corporation as well as other engineering and exploration companies. Scott earned a bachelor’s degree in Earth Sciences from Dalhousie University in Canada and has completed business and project management programs at various universities.
George Greer, Senior Vice President, Projects, will support Scott in his new position until George retires in June 2024. Pan American extends its best wishes to George for his retirement, and its appreciation for his more than 17 years of distinguished service to the Company. Throughout his career with Pan American, George demonstrated his unwavering commitment to safety, personnel development and efficiently delivering high-quality, "fit-for-purpose" projects that are a hallmark of Pan American's history.
2024 OPERATING OUTLOOK
Pan American provided its operating outlook for 2024 in the news release dated January 17, 2024, as further detailed below and in the Company's Management's Discussion & Analysis for the period ended December 31, 2023.
Pan American reports mines under either a Silver Segment or a Gold Segment with Cash Costs and AISC calculated on a by-product basis; specifically, by-product metal sales are credited against the operating costs to produce the primary metal for that segment.
The following estimates contain forward-looking information about expected future events and financial and operating performance of Pan American. Readers should refer to the risks and assumptions set out in the "Cautionary Note Regarding Forward-Looking Statements and Information" at the end of this news release. Pan American may revise forecasts during the year to reflect actual results to date and those anticipated for the remainder of the year.
2024 Quarterly Operating Outlook:

	Q1	Q2	Q3	Q4	FY 2024
Silver Production (million ounces)	4.75 - 5.30	5.36 - 5.78	5.44 - 5.97	5.45 - 5.95	21.00 - 23.00
Gold Production (thousand ounces)	204 - 231	221 - 252	229 - 258	226 - 259	880 - 1,000
Silver Segment Cash Costs (1)	16.50 - 18.50	15.50 - 17.50	10.50 - 12.90	4.60 - 7.70	11.70 - 14.10
Silver Segment AISC (1)	21.30 - 23.30	20.20 - 22.20	15.60 - 18.00	7.70 - 11.00	16.00 - 18.50
Gold Segment Cash Costs (1)	1,270 - 1,370	1,170 - 1,240	1,140 - 1,220	1,080 - 1,160	1,165 - 1,260
Gold Segment AISC (1)	1,500 - 1,700	1,500 - 1,590	1,460 - 1,570	1,400 - 1,500	1,475 - 1,575
(1) Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on these measures. The Cash Cost and AISC forecasts assume average metal prices of $23.50/oz for silver, $1,950/oz for gold, $2,500/tonne ($1.13/lb) for zinc, $2,150/tonne ($0.98/lb) for lead, and $8,300/tonne ($3.76/lb) for copper; and average annual exchange rates relative to 1 USD of 17.50 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 980.00 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), $1.36 for the Canadian dollar ("CAD"), $850.00 for the Chilean peso ("CLP") and $5.00 for the Brazilian real ("BRL").
2024 Consolidated Base Metal Production Forecasts:

Zinc (kt)	Lead (kt)	Copper (kt)
42 - 46	19 - 22	4

PAN AMERICAN SILVER CORP.	3

Q4 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

2024 Expenditures Forecast:

($ millions)
Sustaining Capital	295.0 - 310.0
Project Capital	80.0 - 85.0
Total Capital Expenditures	375.0 - 395.0
Total Reclamation Expenditures	35.0 - 40.0
Total Care and Maintenance	25.0 - 30.0
General and Administrative Expense	70.0 - 75.0
Exploration and Project Development Expense	10.0 - 12.0
Income Tax Payments	95.0 - 100.0
CONFERENCE CALL AND WEBCAST
Date:            February 22, 2024
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-888-259-6580 (toll-free in Canada and the U.S.)
1-416-764-8624 (international participants)
Conference ID:        33139030
Webcast:        https://events.q4inc.com/attendee/156743555
The live webcast, presentation slides and the report for Q4 2023 and FY 2023 will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

PAN AMERICAN SILVER CORP.	4

Q4 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

			December 31, 2023	December 31, 2022
Weighted average shares during period (thousands)			326,540	210,521
Shares outstanding end of period (thousands)			364,660	210,681

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
FINANCIAL
Revenue	$669.6	$375.4	$2,316.1	$1,494.7
Mine operating earnings	$64.9	$35.1	$296.8	$48.4
Net loss	$(67.8)	$(172.1)	$(104.9)	$(340.1)
Basic loss per share(1)	$(0.19)	$(0.82)	$(0.32)	$(1.62)
Adjusted (loss) earnings(2)	$(16.3)	$(4.8)	$39.3	$17.9
Basic adjusted (loss) earnings per share(1)	$(0.04)	$(0.02)	$0.12	$0.09
Net cash generated from (used in) operating activities	$167.4	$(112.1)	$450.2	$31.8
Net cash generated from (used in) operating activities before changes in working capital(2)	$111.3	$(83.1)	$381.3	$73.8
Sustaining capital expenditures(2)	$92.6	$62.6	$288.5	$223.8
Non-sustaining capital expenditures(2)	$41.8	$15.1	$141.3	$71.0
Cash dividend per share	$0.10	$0.10	$0.40	$0.45
PRODUCTION
Silver (thousand ounces)	4,835	4,763	20,437	18,455
Gold (thousand ounces)	268	164	883	553
Zinc (thousand tonnes)	9.4	10.5	38.8	38.6
Lead (thousand tonnes)	4.2	5.0	18.7	18.7
Copper (thousand tonnes)	1.4	1.3	5.0	5.3
CASH COSTS(2) ($/ounce)
Silver Segment(3)	19.31	14.41	13.07	12.72
Gold Segment(3)	1,096	1,077	1,113	1,113
AISC(2) ($/ounce)
Silver Segment(3)	26.55	17.79	18.17	16.48
Gold Segment(3)	1,411	1,502	1,371	1,649
AVERAGE REALIZED PRICES(4)
Silver ($/ounce)	22.33	21.17	22.94	21.59
Gold ($/ounce)	1,980	1,736	1,951	1,792
Zinc ($/tonne)	2,493	2,878	2,656	3,472
Lead ($/tonne)	2,121	2,111	2,146	2,148
Copper ($/tonne)	8,146	7,957	8,475	8,979
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
(4)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	5

Q4 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

Fourth Quarter Consolidated Income Statements
(unaudited)

	Three months ended December 31,
	2023	2022
Revenue	$669.6	$375.4
Cost of sales
Production costs	(441.3)	(252.2)
Depreciation and amortization	(143.1)	(79.2)
Royalties	(20.3)	(8.9)
	(604.7)	(340.3)
Mine operating earnings	64.9	35.1

General and administrative	(18.5)	(3.1)
Exploration and project development	(3.8)	(8.5)
Mine care and maintenance	(9.1)	(10.5)
Foreign exchange (losses) gains	(7.9)	0.8
Impairment charges	(36.2)	—
Derivative gains	7.1	5.8
Losses on sale of mineral properties, plant and equipment	(0.4)	(1.1)
Transaction and Integration costs	(0.3)	(157.4)
Other expense	(22.6)	(9.2)
Loss from operations	(26.8)	(148.1)
Investment income	3.3	1.3
Interest and finance expense	(24.5)	(6.4)
Loss before income taxes	(48.0)	(153.2)
Income tax expense	(19.8)	(18.9)
Net loss	$(67.8)	$(172.1)

Net loss attributable to:
Equity holders of the Company	(68.0)	(172.7)
Non-controlling interests	0.2	0.6
	$(67.8)	$(172.1)

Other comprehensive (loss) earnings, net of taxes
Items that will not be reclassified to net (loss) earnings:
Unrealized gain on long-term investment	0.5	22.0
Remeasurement of retirement benefit plan	(2.6)	—
Income tax expense related to long-term investments	(0.9)	(4.6)
Total other comprehensive (loss) earnings	$(3.0)	$17.4
Total comprehensive loss	$(70.8)	$(154.7)

Total comprehensive (loss) earnings attributable to:
Equity holders of the Company	$(71.0)	$(155.3)
Non-controlling interests	0.2	0.6
	$(70.8)	$(154.7)

Loss per share attributable to common shareholders
Basic loss per share	$(0.19)	$(0.82)
Diluted loss per share	$(0.19)	$(0.82)
Weighted average shares outstanding (in 000’s) Basic	364,678	210,573
Weighted average shares outstanding (in 000’s) Diluted	364,678	210,573

PAN AMERICAN SILVER CORP.	6

Q4 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

Fourth Quarter Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31,
	2023	2022
Operating activities
Net loss for the period	$(67.8)	$(172.1)
Income tax expense	19.8	18.9
Depreciation and amortization	143.1	79.2
Impairment charges	36.2	—
Net realizable value inventory (recovery) charge	(0.2)	5.5
Accretion on closure and decommissioning provision	8.2	3.7
Investment loss	(3.3)	(1.3)
Interest paid	(11.1)	(2.2)
Interest expense	13.2	2.2
Interest received	4.9	1.2
Income taxes paid	(32.4)	(16.7)
Other operating activities	0.7	(1.5)
Net change in non-cash working capital items	56.1	(29.0)
	$167.4	$(112.1)
Investing activities
Payments for mineral properties, plant and equipment	$(118.7)	$(72.3)
Proceeds from disposition of mineral properties, plant and equipment	0.9	0.5
Cash proceeds from sale of subsidiaries	45.5	—
Net proceeds from derivatives	1.7	3.6
	$(70.6)	$(68.2)
Financing activities
Proceeds from common shares issued	$—	$0.1
Distributions to non-controlling interests	(0.4)	(0.3)
Dividends paid	(36.4)	(21.0)
Proceeds from debt	10.4	163.8
Repayment of debt	—	(1.6)
Payment of equipment leases	(19.1)	(3.7)
	$(45.5)	$137.3
Effects of exchange rate changes on cash and cash equivalents	0.9	(3.1)
Increase (decrease) in cash and cash equivalents	52.2	(46.1)
Cash and cash equivalents at the beginning of the period	347.5	153.1
Cash held for sale at the beginning of the period	(0.1)	—
Cash and cash equivalents at the end of the period	$399.6	$107.0

PAN AMERICAN SILVER CORP.	7

Q4 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

About Pan American Silver
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of cash and cash equivalents, Short-term Investments, and the amount available on the Sustainability-Linked Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Q4 2023 MD&A for a more detailed discussion of these and other non-GAAP measures and their calculation.

PAN AMERICAN SILVER CORP.	8

Q4 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, contribution of the assets we acquired through the transaction with Yamana to the cash flow generation in 2024; improvement of operations at La Colorada; reduction of expenses associated with corporate and care and maintenance costs; reaffirmation of Pan American's operating outlook for 2024, including, but not limited to production, Cash Costs, AISC and capital and other expenditures; the anticipated dividend payment date of March 15, 2024; expectations regarding strategic initiatives and capital projects, and any anticipated benefits therefrom; statements with respect to the anticipated approval by the TSX, the timing of the Bid, the terms which the Bid will be operated, including the timing, number and price of common shares that may be purchased under the Bid, and any anticipated benefits or results of the Bid; expectations regarding our participation in the ILO 169 consultation process with respect to Escobal under the new government in Guatemala; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively; and those factors identified under the caption "Risks of the Business" in Yamana's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned

PAN AMERICAN SILVER CORP.	9

Q4 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Tabular amounts are in millions of U.S. dollars and thousands of shares, options and warrants, except per share amounts, unless otherwise noted.

against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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